UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD
SPECIALIZED DISCLOSURE REPORT

VIAVI SOLUTIONS INC.
(Exact Name of Registrant as Specified in Charter)
Delaware	000-22874	94-2579683
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

1445 South Spectrum Blvd., Suite 102, Chandler, AZ		85286
(Address of Principal Executive Offices)		(Zip Code)

Kevin Siebert, General Counsel 408-404-3600
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024
☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the fiscal year ended___

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02. Conflict Minerals Disclosure and Report, Exhibit
Conflict Minerals Disclosure

Information required by this Item is incorporated by reference to the Conflict Minerals Report attached hereto as Exhibit 1.01.
A copy of this Form SD, including the Viavi Solutions Inc. Conflict Minerals Report, is publicly available at https://investor.viavisolutions.com/financials/sec-filings/.

Section 2 - Exhibits

Exhibit No. Description

The following exhibit is filed as part of this report:

Exhibit 1.01 Conflict Minerals Report of Viavi Solutions Inc. for the reporting period January 1, 2024 to December 31, 2024 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VIAVI SOLUTIONS INC. (Registrant)

/s/ Kevin Siebert
By: Kevin Siebert
Senior Vice President, General Counsel and Secretary

June 2, 2025